Exhibit 99.1

MEDIA RELEASE	(ASX CODE: SGM)	(NYSE SYMBOL: SMS)
12 February 2009
SIMS METAL MANAGEMENT EARNINGS UPDATE
On 23 January 2009, Sims Metal Management Limited advised the market that its net profit after tax (NPAT) for the half-year period ended 31 December 2008 would be in the range of A$90 million to A$95 million before any non-cash impairment charges.
In the preparation of its half-year accounts, the Company has determined the need to update its prior guidance for NPAT to reflect non-cash impairment charges expected to be recorded in connection with Australian Accounting Standards Board (AASB) 136 – Impairment of Assets. The Company currently expects to record a non-cash impairment charge related to goodwill of approximately A$173 million (pre and post tax) in its half-year accounts. The impairment of goodwill is associated with certain cash generating units in North America.
The Company therefore currently expects to report, for the half-year period ended 31 December 2008, a loss after tax in a range of A$78 million to A$83 million after the non-cash impairment charges. This update is consistent with previous guidance for NPAT before impairment charges.
These estimated results remain contingent on final management confirmation and board review and approval and therefore may be subject to change before finalization.
The Company will finalize its half-year accounts and release to the market on 19 February 2009.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Fiscal 2008 Annual Report on Form 20-F which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has over 6,000 employees, and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).
For further information contact

Dan Dienst		Rob Larry

Group Chief Executive	or	Chief Financial Officer

Tel: 212 750 7140		Tel: 312 644 8205

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